Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND (NBD)

PLEASE VOTE NOW! WE NEED YOUR HELP!

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES

FURTHER MAILINGS AND PHONE CALLS

Dear Shareholder:

The Annual Meeting of Nuveen Build America Bond Opportunity Fund has been postponed to allow shareholders more time to vote. The meeting will reconvene on August 22, 2018 at 2:00 p.m., Central Time at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606. We previously sent you a Joint Proxy Statement/Prospectus concerning an important proposal affecting your Fund, which will be considered at the Annual Meeting of Shareholders. The Fund still requires a high level of participation in order to vote on this proposal at the Annual Meeting of Shareholders. This letter was sent because you held shares in the Fund on the record date and we have not received your vote.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL

YOUR VOTE IS VERY IMPORTANT

Your prompt proxy vote will SAVE the cost of sending additional reminder mailings, e-mails and phone calls.

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to www.proxyvote.com or scan the QR code shown on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date your voting instrument and then return it in the enclosed postage paid envelope.

The Joint Proxy Statement/Prospectus we sent you contains important information regarding the proposal that you and other shareholders are being asked to consider. You may obtain a copy of the Joint Proxy Statement/Prospectus for your Fund at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/. Please read the materials carefully. If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the Fund’s proxy solicitor, toll free at 1-866-963-5818.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.